      EXHIBIT 20

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

For Immediate Release

THOMAS & BETTS CORPORATION
REDEEMS SHAREHOLDER RIGHTS PLAN

     MEMPHIS, Tenn.– October 13, 2003 — Thomas & Betts Corporation (NYSE:TNB) announced that the company’s board of directors voted unanimously today to terminate the company’s Shareholder Rights Plan, effective immediately. Under the rights plan, one right is attached to each outstanding share of common stock. The rights will be redeemed at a price of $0.005 per right, payable in cash to shareholders of record on October 30, 2003. Shareholders do not have to take any action to receive the redemption payment and do not have to exchange stock certificates. Redemption payments will be mailed to record holders by first-class mail by mid-November, 2003. As of October 10, 2003, Thomas & Betts had 58.5 million shares outstanding.

     “Earlier this year, we amended the terms of our plan to address certain shareholder concerns and said that the board would further consider a shareholder proposal to redeem the rights plan at a future meeting,” said T. Kevin Dunnigan, Thomas & Betts chairman and chief executive officer. “The board’s decision today was made after careful consideration of relevant issues and reflects the fact that a substantial number of our shareholders have indicated their opposition to any type of rights plan.”

     Thomas & Betts is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used, among other things, for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.3 billion in 2002.

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CONTACT: Tricia Bergeron (901) 252-8266
Email: tricia.bergeron@tnb.com

     This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic, and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.